FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 10 - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on November 7, 2006.

Financial calendar   TORM financial calendar 2007

                     TORM expects to issue financial statements and convene its Annual General Meeting on the following dates in 2007:

                             05 March 2007      2006 Annual Report
                             17 April 2007      Annual General Meeting
                             09 May 2007        First quarter 2007 results
                             09 August 2007     First half 2007 results
                             08 November 2007   Nine months 2007 results


Contact              A/S Dampskibsselskabet TORM       Telephone +45 39 17 92 00
                     Tuborg Havnevej 18                Klaus Kjaerulff, CEO
                     DK-2900 Hellerup - Denmark

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated:  November 9, 2006                By:  /s/ Klaus Kjaerulff
                                           ------------------------------
                                                 Klaus Kjaerulff
                                                 CEO



SK 03810 0001 720177